SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.         )*

PHARMERICA CORPORATION

(Name of Subject Company (Issuer))

OMNICARE, INC.

(Name of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

71714F104

(CUSIP Number of Class of Securities)

John G. Figueroa

Chief Executive Officer

Omnicare, Inc.

1600 RiverCenter II

100 East RiverCenter Boulevard

Covington, Kentucky 41011

Telephone: (859) 392-3300

(Name, address and telephone number of person

authorized to receive notices and communications on behalf of filing persons)

Copies to:

Morton A. Pierce, Esq.

Chang-Do Gong, Esq.

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, New York 10019

Telephone: (212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form of Registration No.: Not applicable	Date Filed: Not applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑  Third-party tender offer subject to Rule 14d-1.

☐  Issuer tender offer subject to Rule 13e-4.

☐  Going-private transaction subject to Rule 13e-3.

☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Forward-looking Statements

In addition to historical information, this communication contains certain statements that constitute “forward-looking statements.” These forward-looking statements include, but are not limited to, all statements regarding the intent, belief or current expectations regarding the matters discussed or incorporated by reference in this document (including, but not limited to, statements as to “beliefs,” “expectations,” “anticipations,” “intentions” or similar words) and all statements which are not statements of historical fact. Such forward-looking statements, together with other statements that are not historical, are based on management’s current expectations and involve known and unknown risks, uncertainties, contingencies and other factors that could cause results, performance or achievements to differ materially from those stated. These risks and uncertainties include, but are not limited to, the possibility that Omnicare will not pursue a transaction with PharMerica, the timing to consummate a potential transaction between Omnicare and PharMerica, the ability and timing to obtain required regulatory approvals, Omnicare’s ability to realize the synergies contemplated by a potential transaction, Omnicare’s ability to promptly and effectively integrate the businesses of PharMerica and Omnicare, the performance of Omnicare’s institutional pharmacy business, business conditions in the institutional pharmacy industry generally, the inability to expand geographically as anticipated, the inability to leverage services and capabilities among Omnicare’s network of institutional pharmacies as anticipated, the effectiveness of Omnicare’s strategy in the institutional pharmacy business, the ability of the PharMerica acquisition to strengthen relationships with pharmaceutical and biotechnology companies and the risks and uncertainties described in Omnicare’s Form 10-K, Form 10-Q and Form 8-K reports filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, Omnicare’s actual results, performance or achievements could differ materially from those expressed in, or implied by, such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as otherwise required by law, Omnicare does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of PharMerica Corporation (“PharMerica”) has commenced at this time. In connection with the proposed transaction, Omnicare, Inc. (“Omnicare”) may file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”). Any definitive tender offer documents will be mailed to stockholders of PharMerica. INVESTORS AND SECURITY HOLDERS OF PHARMERICA ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders of PharMerica will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Omnicare through the web site maintained by the SEC at http://www.sec.gov or by directing a request to the Corporate Secretary of Omnicare, Inc., 100 East RiverCenter Boulevard, Suite 1600, Covington, Kentucky 41011.

Following is the final transcript of the conference call held by Omnicare, Inc. on August 23, 2011, at 8:30 a.m. Eastern Time:

Operator:	Good morning. My name is (Naketria), and I will be your conference operator today. At this time, I would like to welcome everyone to Omnicare’s conference call. All lines have been placed on mute to prevent any background noise.

After the speakers’ remarks, there will be a question and answer session. If you would like to ask a question during this time, simply press star, then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key.

Thank you. I will now turn the call over to you, Patrick Lee, Omnicare’s Vice President of Investor Relations. Mr. Lee, you may begin your conference.

Patrick Lee:	Thanks, operator. Good morning, ladies and gentlemen, and thank you for joining us today. With me on the call are John Figueroa, Chief Executive Officer, and John Workman, President and Chief Financial Officer.

During this call, we intend to provide some comments about this morning’s announcement while also answering any questions you may have. During the question and answer session, please limit yourselves to one question and one follow up so others may ask their questions.

Before we begin, let me remind you that we will make remarks that constitute forward-looking statements. These forward-looking statements may include but are not necessarily limited to financial projections or other statements of the company’s plans, objectives, expectations or intentions. Actual results may differ as a result of a variety of factors, including those identified in our various press releases and filings with the SEC. You are also cautioned that any forward-looking statements reflect management’s current views only and that the company undertakes no obligation to revise or update such statements in the future.

Please note that this communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of PharMerica has been made at this time. If and when a tender offer is made, we will file relevant materials with the SEC.

With that, it is my pleasure to turn the call over to John Figueroa.

John Figueroa:	Thank you, Patrick. Good morning, and thank you all for joining us on such short notice. As most of you know by now, this morning, we announced that we sent a letter to PharMerica proposing to purchase all of the outstanding shares of PharMerica common stock for $15 per share in cash. We believe that the combination of Omnicare and PharMerica is compelling and will create significant value for the stakeholders of both companies. I’d like to spend some time this morning outlining how we got to today and why we believe an Omnicare-PharMerica combination makes so much sense. And then, we’d be happy to take some of your questions.

On April 19th of this year, PharMerica’s CEO approached us about a combination. Following this initial approach, we intensified our analysis of the potential benefits and quickly realized the value such a combination could deliver.

While we and our advisors have repeatedly tried to engage in a constructive dialogue with PharMerica and its advisors, we were surprised that they continued to rebuff those attempts and refused to negotiate with us. Our goal remains to work with PharMerica to reach a negotiated transaction. However, due to their unwillingness to engage with us and because of the unique opportunity our proposal presents to PharMerica’s stockholders, we felt compelled to disclose the details of our proposal directly to PharMerica stockholders.

I’d like to spend a few minutes outlining the terms of our proposal and why we believe it presents a compelling opportunity for PharMerica’s stockholders to realize immediate value for their shares, a value not likely to be available in the marketplace or in other business combination opportunities.

As you read through our press release, we are proposing to acquire PharMerica for $15 per share in cash, which represents a total transaction value of approximately $716 million. Our proposal represents a premium of 37.2 percent over PharMerica’s closing stock price on August 22nd, 2011, and 25.9 percent over the average closing price for the one month period ended August 22nd, 2011.

Our proposal is subject to confirmatory due diligence and the negotiation of definitive documentation, but is not subject to any financing contingencies.

With regard to regulatory approvals, the institutional pharmacy business is competitive and will remain so after the transaction. The Federal Trade Commission has already examined this industry, noted

the numerous players and explained how relatively easy entry and other market conditions facilitate competition.

We would not pursue a transaction unless we believed we could close expeditiously. Importantly, we believe the proposed transaction is consistent with the country’s effort to lower overall healthcare cost and is expected to help customers manage and respond to ongoing industry pressures. And with the inherent demand within our industry due to the aging population, we believe more than ever that now is the time to accelerate the efficiency of our industry while improving health outcomes for the residents we serve.

We believe bringing together our complementary businesses would enable the combined company to benefit from enhanced scale and operational efficiencies and a broader array of service offerings. We also believe that the combined company would be a recognized leader in generic utilization and other drug cost management programs and we believe that its customers, employees and other constituencies would benefit from high quality technology and service offerings, formulary management, purchasing ability and speed to market with generics.

We’re also looking for ways to manage cost on behalf of our customers. As I have mentioned on past calls, I believe we have the highest generic conversion rates in the long term care industry, largely because of our sophisticated direct sourcing program, which provides us with more attractive opportunities and the added incentive to drive penetration of generic drugs.

And because of this unique opportunity, I believe Omnicare is aligned appropriately with our customers. Where we benefit from generics, our customers, payers and patients do, as well.

Let me give you some examples of the benefits of our high quality product and service offerings. One of them is Omniview, which offers a range of innovative cost saving solutions, including admissions preview, e-refill, proof of delivery tracking, medication management reporting and real time validation of Part D coverability.

Additionally, Omnicare’s investments in automation have resulted in improved speed and consistency of service and freed up resource and time for the people who serve customers face to face.

Through the use of proprietary document imaging system, Omnicare has simplified the order entry process, resulting in significantly improved turnaround times. Most importantly, we believe our investments in automation and technology have had a favorable impact on medical errors by increasing the accuracy of our prescriptions, improving health outcomes for the residents we serve, and also containing avoidable healthcare costs.

And with respect to formulary management, Omnicare’s Clinical Intervention Centers, which provide clinically appropriate and financially cost effective patient specific medication therapy and other formulary management initiatives are expected to help customers of the combined company identify and reduce drug cost. Omnicare’s Geriatric Pharmaceutical Care Guidelines, which is published in conjunction with the University of Sciences in Philadelphia, provides thousands of physicians and other medical professionals with the invaluable clinical insight into the complex medical needs of the geriatric patient population.

Taken together, we believe that Omnicare’s sophisticated technology and clinical tools can greatly enhance PharMerica’s current service levels while also reducing cost. Now is the time for this strategic, cost saving combination to occur, which we believe would allow both PharMerica and Omnicare to stay ahead of the curve and continue delivering on our commitment to customers.

At Omnicare, we have a proven track record for integration, and we believe the complementary nature of Omnicare of PharMerica would create a combined company that is uniquely positioned to generate substantial value for stockholders and other constituencies.

Let me close by reiterating the compelling opportunity that our proposal presents to PharMerica’s stockholders to realize immediate full value for their shares through this cash proposal. I’ll emphasize again that it remains our strong preference to work with PharMerica to negotiate a mutually agreeable transaction. We are very excited about a potential combination and are committed to pursuing this transaction.

Thank you for your time. We’ll now open it up for questions.

Operator:	At this time, I would like to remind everyone, in order to ask a question, please press star, one on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from the line of Lisa Gill with JP Morgan.

John Figueroa:	Hi, Lisa.

Lisa Gill:	Good morning, John.

John Workman:	Good morning.

Lisa Gill:	My first question would be, if I understand – and I don’t follow PharMerica, but do they have a relationship with Amerisource to buy all of their pharmaceuticals? Have you looked at that relationship and what the impact would be on your purchasing going forward if the transaction were to go through?

John Figueroa:	Well, we’ve looked at anything that’s public. We do know that they have a relationship with AmerisourceBergen. And quite frankly, we believe that through our direct sourcing program and whatever contracts that they have, we could improve and still negotiate the status quo of what they’re doing today.

Lisa Gill:	So, you don’t think that would prohibit you from going outside of the Amerisource relationship for procuring generics, et cetera?

John Figueroa:	Well, I mean, I think we’d have to look a little closely at that contract during due diligence to see what opportunities would present themselves. But, you know, we still feel that even if there are some constraints from a time perspective, at some point, we would accelerate some of the benefits.

Lisa Gill:	And then, have you had an opportunity to think about a synergy target for this transaction?

John Figueroa:	No, I think it’s a little too early to comment on those specific synergies.

John Workman:	All we would say, Lisa, is clearly, we expect this to be accretive to our earnings out of the box. And clearly, I think you’ve heard us talk about, in our public comments, you know, purchasing savings that you’ve already commented upon, you know, again, maybe a timing issue, and secondly I’d remind you we have a large leverage platform that provides some economies of scale, and we think there would be some benefit from that, too.

Lisa Gill:	OK. And then, I guess just my last question is that it’s just a little confusing to me that they approached you in April, and now it sounds like they’ve pulled back. Is it an issue that it was Greg Weishar’s idea, and then when he went back to the board, the board wasn’t on the same page around doing something with Omnicare, or is there a bigger concern around the FTC? I’m just trying to understand why they initially approached you and then they haven’t come back to the table.

John Figueroa:	Yes, Lisa, that’s a good question, and I really can’t speculate on the reasons as to why. But, you know, hopefully, we’ll get some of those answers soon.

Lisa Gill:	OK, great. Thank you.

Operator:	Your next question comes from the line of Brendan Strong with Barclays Capital.

Brendan Strong:	Hey, good morning. I guess first off, I think, you know, congratulations. If you’re able to get this done, this would be a fantastic transaction for you guys.

You know, just – I guess my first question would just be around, you know, market share. And I don’t know how much you’re going to be able to get into that today, but you guys serve roughly half of all nursing homes. Clearly, you’re going to be – have a much stronger presence in some markets, a much smaller presence in other markets. And that’s probably, you know, where the opportunity lies with this transaction. Can you give us any thoughts around, you know, how much of PharMerica you think you may need to divest to get this deal done?

John Figueroa:	Yes, I mean, we never would have walked into this opportunity if we didn’t think that we could get it done quickly and efficiently. And I will tell you, when you look at the market, the institutional pharmacy business is very competitive. In fact, when you look at just about every market that we play in, you know, we have a handful of competitors in every single market, sometimes even more than a handful.

So, I think the competitive nature of this industry and the fact that we compete with a number of players, you know, gives us an opportunity to move forward with this, you know, pretty quickly. And I guess I’ll conclude the comment with, you know, if you look at what the Federal Trade Commission has said in the past, I mean, I think they have made the statement that there are numerous players, and it is extremely competitive out there and fragmented. And, you know, from my perspective, I think, you know, we have a great chance of moving forward.

John Workman:	And Brendan, just to add onto that, the – I mean, you follow our results and theirs, and you know that we both continue to have some loss of those skilled nursing beds to the smaller competitors, and that’s kind of been a trend, also. So, that also reinforces the competitive nature of the business.

Brendan Strong:	OK. And then, just maybe one other question. I know you guys weren’t there when, you know, when Omnicare acquired NeighborCare, but can you just remind us, you know, what type – I don’t know if you looked back at what type of losses, revenue losses that they – or customer losses they experienced as part of that transaction.

John Figueroa:	You know, John and I weren’t here, but we’ve certainly met with a number of executives here at the organization that have a lot of experience with the acquisitions that have taken place in the past, and specifically the one that you referenced. I will tell you that we were short of the business case with that acquisition, but certainly still very, very beneficial to the company overall. And we anticipate that with this transaction, we would certainly hit whatever business case that we put a goal towards.

John Workman:	Yes, and the other thing I would emphasize, too, Brendan is – and we’ve spent a lot of time talking about this over the last year, Omnicare’s renewed focus on customer retention, putting in place the tools from a technology automation standpoint, as well as incentivizing our own workforce to make that a key focus. And I’m not so sure – certain that was always the case in the past.

So, we’ve made a lot of effort, I think, in that regard. And clearly, we’ve put together the right approach to make this integration as seamless as possible to the customer base.

John Figueroa:	I think that’s a great point, Brendan. Today, we’re at about 94 percent retention rate, very close to 94 percent. At the time of that last acquisition, you know, it was 88 percent. So, you know, I think we have more in place now from a service perspective, and I feel pretty good about the results.

Brendan Strong:	Thanks a lot.

Operator:	Your next question comes from the line of Frank Morgan with RBC Capital Markets.

Frank Morgan:	Good morning.

John Figueroa:	Morning.

Frank Morgan:	I know you’re not ready to quantify any specific synergy numbers, but just conceptually, when you think about this, if you were to kind of prioritize the buckets of where savings could come from, you know, beyond probably the public company cost, the corporate level synergies, but from drug purchasing versus driving more of their volume, consolidating pharmacies and driving more of the dispensing volumes that are your hub and spoke, kind of, as you think about the major possibilities of synergies, how would you categorize what are the – what would be the categories that have the largest just in order of magnitude.

John Figueroa:	Well, I’ll definitely take that from 30,000 feet. I mean, I think you’ve kind of identified two key areas that we look at that we get excited about. The first one is certainly in the areas of synergies around purchasing and specifically around generics. If you look at the generic landscape that’s coming up, certainly, the ability for us to buy direct is a key element of synergies here that are attractive.

The second one, again, as you mentioned, is operationally. We have a very efficient hub and spoke network that is really propelled by proprietary automation that gives us a unique, we believe, cost advantage. And with the synergies that we could put in place with the additional volume is a second synergy that is very attractive.

Frank Morgan:	What about on the corporate side? Do you see big possibility there?

John Figueroa:	Well, I think that’s – that one’s probably a little too early to tell. So, I think I’ll refrain from answering that one until a later date.

Frank Morgan:	OK. One more and I’ll hop off – I’m just curious, have you talked to any of the larger customers yet, had any preliminary discussions there with some of your larger customers and taken their temperature on a – on combining up with a new partner. And then, the last question relates to the FTC argument. It seems, as I recall, in the days of NeighborCare and Omnicare that one of the arguments that Omnicare used and maybe the FTC listened to was the argument that you define the market not so much just by institutional pharmacies, but you also have to consider retail in that the retail capacity is part of the competitive landscape. And I’m wondering, do you hope to use this argument, or do you think the FTC would still buy into that? Thanks.

John Figueroa:	OK, Frank. Well, you know, the first question as far as customer reaction, you know, it’s still early, but we’ve had a few calls with folks throughout the industry. And I will tell you that every call that I have taken as well as my management team has, there’s been a lot of excitement about this opportunity. So, we feel good certainly about the initial comments that we have received.

Your second question regarding the definition of institutional pharmacy, I think you’re right. This industry continues to change on a rapid basis. And receiving pharmacy services can really be done through a number of entities. And we have seen that from a competitive standpoint for a number of years. It has certainly intensified. And I believe the FTC’s definition of all the players in this market previously is still an accurate description today.

John Workman:	And then, I would say, I mean, the number three and four positions that have come up have come up since the NeighborCare acquisition. So, it is an indication that others are entering the segment, also.

Frank Morgan:	OK, thanks.

John Figueroa:	Thank you, Frank.

Operator:	Your next question comes from the line of Glen Santangelo with Credit Suisse.

John Figueroa:	Hey, Glen.

Glen Santangelo:	Hey, John. If I could just follow up on this market share question just one more time – you know, according to PharMerica’s most recent investor presentation, they had Omnicare’s market share 43 percent and PharMerica’s at 15 percent. Does that kind of strike you as a reasonable number?

John Figueroa:	I mean, you can look at a number of different reports. I would think theirs might be a little high from the number that you’re throwing out there, but it certainly could be. I’m not 100 percent sure. But, the numbers are in the ballpark.

Glen Santangelo:	OK. And then, if I could just kind of follow up – since the NeighborCare deal was announced the last time, essentially, when that deal was consummated, there was – Amerisource was out there as well as Kindred. And so, at that time, you had four national providers going to three. And now, obviously, since Amerisource and Kindred have gotten together, now we’re down to two. And this proposed merger would just take us to one national provider. Am I thinking about that correct?

John Figueroa:	Well, I really don’t see it that way because if you were competing out in the local marketplace – you would find that all players, national players, local players, regional players, are competing for that same nursing home. Even in some of the national banners, they don’t always go exclusively to one player. So, the competitive landscape has certainly changed. And there are a number of competitors, even more so than when we did the NeighborCare transaction.

Glen Santangelo:	Who would …

John Workman:	(Inaudible) MH – I mean, through the organization of the independents, you know, MHA has also put together a fairly formidable force. I mean, if you go back and look at some of the prior litigation, Glen, even, you know, with some of the Part D, it’s clear they put forward the case that you could assemble a, you know, a nationwide coverage to service Part D providers, which as you know, is part of the CMS requirement to be in a Part D plan. And so, we still think that exists.

Glen Santangelo:	You know, and then if I can just ask one last question, I mean, kind of going back to the NeighborCare deal, the NeighborCare deal at the time was a smaller deal than PharMerica is today. And at the time, Omnicare management sort of promised 125 to 145 million in synergies at that time. So, I mean, as I think about PharMerica’s business today compared to your business, there’s obviously a huge differential in the margin, what are some of the barriers to kind of getting that PharMerica margin up towards Omnicare’s margin with the obvious one being purchasing, I know? Is there anything else?

John Figueroa:	Well, I mean, it’s certainly a different marketplace today. And I think if you look at the synergies from NeighborCare and you look at what has transpired since then, I think Omnicare on a very consistent basis has brought more and more value to our customers, has lowered cost overall because of the synergies that we experienced back then and we anticipate that we would be able to do things similarly, you know, this time.

I would also tell you that the network that we have, the operational network that we have today is much different. The last acquisition was prior to Hub and Spoke. You know, today, with the Hub and Spoke Network, an extremely efficient network, and the new automation that we have put in place, proprietary automation since that acquisition, we again feel that the synergy case here is very compelling.

Glen Santangelo:	So …

John Workman:	And Glen – remember also, Glen, I mean, when that last acquisition was done was pre Part D, so …

Glen Santangelo:	Right.

John Workman:	The complexion has changed in the marketplace in Part D. And just one other comment on the size – you know, I want to emphasize, you know, the size of this transaction relative to Omnicare’s strength in its balance sheet today is also a different picture. I mean, we’re not expecting this to change leverage profiles or anything such as that, but clearly, we’re expecting, you know, potential synergies from a transaction.

So, we’re not changing the overall characteristic of the total balance sheet, and we think our balance sheet is obviously stronger …

Glen Santangelo:	Right.

John Workman:	Than it was during those days.

Glen Santangelo:	So, just my last question, and then I’ll jump off – it kind of sounds like if I heard both of you correctly, you’re sort of suggesting that Omnicare is in a better position today than it was five or six years ago and could potentially reap even bigger synergies, given the Hub and Spoke system and the way Omnicare is configured today.

John Figueroa:	I think we’re in a much better position, that is absolutely true. As far as for the definitive synergies, I mean, we think it’s extremely important to begin due diligence as quickly as possible to really get to the bottom of what those synergies would be.

John Workman:	And clearly, I mean, on the cost side, there’s a lot of those. I think we’ve got to be – the pricing environment, Glen, and you would recognize this better than anybody else, has changed from what it was many years ago. And so, you’re in a little bit more challenging pricing environment. But, again, this is consistent with that in terms of lowering our overall cost in terms of nationwide healthcare.

Glen Santangelo:	OK, thank you very much.

Operator:	Your next question is a follow up from the line of Brendan Strong with Barclays Capital.

Brendan Strong:	Yes, thanks for letting me get on and ask just one other question here. I mean, one of the things that – one of the reasons that I wasn’t expecting this transaction to be announced is I always felt that, you know, (Joel) was very aggressive around doing acquisitions. You know, I’m curious why this transaction – and maybe it’s hard for you guys to comment. You know, it’s a new management team. But, you know, even with your discussions with the board, did this transaction come up, you know, for discussion back in ’09?

John Figueroa:	Well, I’m not sure exactly what conversations, you know, took place back in ’09. I wasn’t here, nor was John.

I think what’s interesting about the timing now is the fact that, you know, we were approached. And once we were approached, you know, we began to think about, you know, what this would mean, you know, certainly for our customers and certainly for us in the industry.

And once that process started, we really got excited about the timing based on the generic wave that is coming over the next few years, and certainly, where we’re at from a network perspective. And we felt that the synergies were certainly compelling, especially in light of the changes within the industry, some of the reductions and reimbursements and the place that our customers are at. The timing now just seemed to be the right thing to do.

Now, that being said, I will also tell you that for the past year, you know, this company has been in the transition of becoming a very operationally focused company. And I’m very excited about, proud about where we’re at in that process.

We have– as I’ve indicated earlier, a 94 percent retention rate and we have a new sales and marketing team that’s in place that is selling a value proposition that is really second to none, and the progress we’ve made operationally is very exciting for us.

So, it’s a different company today than it was back in 2009, and it’s certainly a different industry. And we think, you know, this is a great solution for a lot of the industry needs that we’re seeing.

Brendan Strong:	OK, thank you.

John Figueroa:	Great. Well, I certainly again want to thank you all for being on the call on such short notice. As I’ve said a few times on this call, we are very excited about this opportunity and very hopeful that we can move forward quickly. So, again, thank you, and look forward to speaking again soon.

Operator:	This concludes today’s conference call. You may now disconnect.